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EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

1.    Octel Corp.
2.    H Performance Products Inc.
3.    Octel America Inc.
4.    Octel International Ltd. (United Kingdom)
5.    Octel Developments PLC (United Kingdom)
6.    Octel Trading Ltd. (United Kingdom)
7.    Octel Petroleum Specialties Ltd. (United Kingdom)
8.    Octavision Ltd. (United Kingdom)
9.    The Associated Octel Co. Ltd. (United Kingdom)
10.   Hi - Mar Specialties Inc.
11.   ProChem Chemicals Inc
12.   AKChemie GmbH (Germany)
13.   Octel France SAS
14.   Societa Italiana Additivi per Carburanti srl (Italy)
15.   Octel Deutschland GmbH (Germany)
16.   OBOAdler Company Ltd. (United Kingdom)
17.   Alcor Chemie GmbH (Switzerland)
18.   Alcor Chemie Vertriebs AG (Switzerland)
19.   Novoktan GmbH (Germany)
20.   Octel Innovations Ltd. (United Kingdom)
21.   The Associated Octel Company (South Africa) (Pty) Ltd.
22.   Gamlen Industries SA (France)
23.   Bycosin Invest AB (Sweden)
24.   Bycosin AB (Sweden)
25.   Manhoko Ltd. (Hong Kong)